                                  [LETTERHEAD]

                                November 7, 1994

Dear Fellow Puritan-Bennett Stockholder:

     On October 25, 1994, Thermo Electron Corporation commenced an unsolicited tender offer to purchase all of the outstanding common stock of Puritan-Bennett for $24.50 per share in cash.

     For the reasons set forth below and in the accompanying statement on
Schedule 14D-9, your Board of Directors has unanimously determined that the Thermo Electron offer is not in the best interests of Puritan-Bennett and its stockholders. YOUR BOARD STRONGLY RECOMMENDS THAT YOU REJECT THE OFFER AND NOT TENDER YOUR SHARES TO THERMO ELECTRON.

     Your Board believes that Thermo Electron's offer seeks to deny you the full value of your investment in Puritan-Bennett. Puritan-Bennett is early in the process of implementing a carefully conceived long-term business plan after a major restructuring during the past year, which put some major issues behind us. Your Board fully expects an increasingly profitable future for Puritan-Bennett to emerge from our outstanding technological and competitive positions. Thermo Electron timed its offer to seize Puritan-Bennett's value before the market fully appreciates the long-term benefits of the restructuring and other initiatives we have undertaken. Puritan-Bennett is positioned to take advantage of exciting growth opportunities, both in the United States and abroad, especially in the home care respiratory products market, the fastest growing part of our business, and also in the hospital and aviation markets. We want all of our stockholders to reap these benefits, not just Thermo Electron. Thus, after careful consideration, your Board has determined that it is in the best interests of Puritan-Bennett and its stockholders that Puritan-Bennett remain independent and continue to pursue its long-term business strategy.

     Before arriving at its recommendation, your Board carefully reviewed Puritan-Bennett's businesses, financial condition, technologies and future prospects, as well as the opinion of Smith Barney Inc. that the $24.50 per share price provided for in the offer is grossly inadequate to Puritan-Bennett's stockholders (other than Thermo Electron) from a financial point of view. The Board also considered numerous other factors described in the attached Schedule 14D-9, including the recent FDA clearance of six new products and product enhancements that offer the potential for additional revenues and strengthen our competitive position in the critical care ventilator market and the fact that Puritan-Bennett stock has traded as high as $35.50 per share as recently as November 1992 and closed at $25.50 per share on November 4, 1994. Please read carefully the attached Schedule 14D-9, which describes in depth your Board's recommendation.

     Your Board firmly believes that the benefits of Puritan-Bennett's existing projects and initiatives have not yet been fully reflected in the market -- and that they certainly are not reflected in Thermo Electron's offer. In making its offer at this time, Thermo Electron is trying to buy Puritan-Bennett at a bargain price that does not reflect Puritan-Bennett's intrinsic value and the long-term strategic promise that Thermo Electron itself has recognized.

     Thank you for your continued support and encouragement. Be assured that your Board and management will continue to act in your best interests.

                                            Sincerely,

                                            Burton A. Dole, Jr.
                                            Chairman, President and
                                              Chief Executive Officer